Mail Stop 3561

September 14, 2006

Mr. Steven S. Boss
Chief Executive Officer
Commerce Energy Group, Inc.
600 Anton Boulevard, Suite 2000
Costa Mesa, California 92626

> **RE: Commerce Energy Group, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2005**
> **Filed October 31, 2005**
> **File No. 1-6049**

Dear Mr. Boss:

We have reviewed your response letter dated September 6, 2006 and have the following comment requesting additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended July 31, 2005

Note 10. Investments, page F-21

1.   We reviewed your response to comment 3 in our letter dated August 3, 2006 in light of the information provided in your response filed July 13, 2006. It is still unclear to us why the write-offs of the note due from PEC and goodwill in the accounts of PEC are added to the impairment losses reflected in the statement of operations to arrive at impairment charges reflected in the statement of cash flows given that these losses are also included in the provision for impairment line item in the statement of operations. It is also still unclear to us why the loss on deconsolidation of Summit was neither a loss nor a statement of operations item. Please explain to us in more detail how the write-offs of the note and goodwill are reflected in the investment table on page F-22 and why the losses are added to impairment losses reflected in the statement of operations to derive the impairment loss reflected in the statement of cash flows. Please also explain to us in more detail why the loss included in impairment charges in the statement of cash flows related to the deconsolidation of Summit is not a loss or statement of

operations item. In doing so, please tell us the entries you made to deconsolidate Summit and provide any other information that would facilitate our understanding.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson at (202) 551-3344 if you have questions regarding our comment on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant